IceCure Medical Ltd.

7 Ha’Eshel St., PO Box 3163
Caesarea, 3079504 Israel

June 16, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	IceCure Medical Ltd. (CIK 0001584371)
Registration Statement No. 333-282652 on Form F-1, as amended

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), IceCure Medical Ltd. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form F-1 (File No. 333-282652), together with the exhibits and amendments thereto, which was initially filed with the Commission on October 15, 2024 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter.

The Company has determined not to pursue, at this time, the public offering to which the Registration Statement relates. No securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have questions regarding this request, please contact the Company’s legal counsel, Eric Victorson, Esq. of Sullivan & Worcester LLP at (212) 660-3092.

Very truly yours,

ICECURE MEDICAL LTD.

By:	/s/ Eyal Shamir
Eyal Shamir
Chief Executive Officer